

Mail Stop 3561

June 29, 2016

Richard Capua
President
HyGen Industries, Inc.
11693 San Vincente Boulevard, Suite 445
Los Angeles, California 90049

> **Re: HyGen Industries, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed June 16, 2016**
> **File No. 024-10518**

Dear Mr. Capua:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

Dilution, page 29

1. It appears the increase in net tangible book value per share attributable to shares offered should be $1.26 per share and the net tangible book value per share after the offering should be $1.25 per share. Please revise the narrative and dilution table or advise.

Plan of Distribution, page 40

2. Please explain the procedure by which prospective investors will be able to subscribe to the offering through StartEngine and how they will subsequently be notified if their subscription has been accepted or rejected.

You may contact Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products